FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's 78.603 per cent-owned subsidiary.

              HSBC TRINKAUS & BURKHARDT FIRST QUARTER 2006 RESULTS

   - Profit after tax increased to EUR32.1 million in the first quarter of 2006 compared to EUR19.5 million in the first quarter of 2005, an increase of 64.6 per cent.

   - Operating profit increased to EUR52.2 million in the first quarter of 2006 compared to EUR26.8 million in the first quarter of 2005, an increase of 94.8 per cent.

   - Net fee income increased to EUR72.9 million in the first quarter of 2006, an increase of 18.7 per cent compared to the first quarter of 2005.

HSBC Trinkaus & Burkhardt has had a strong start to 2006. Compared to the first quarter of 2005, profit after tax increased by 64.6 per cent to EUR32.1 million and operating profit increased by 94.8 per cent from EUR26.8 million to EUR52.2 million.

All business segments experienced a positive market environment in the first quarter of 2006. Trading performance in equities, equity- and index-derivatives and fixed-income and fixed income derivatives was particularly strong.

Corporate and institutional clients also benefitted from close co-operation between HSBC Trinkaus & Burkhardt and the HSBC Group, particularly the broad product range which HSBC gives HSBC Trinkaus & Burkhardt access to. The Private Banking business experienced strong growth in assets under management.

The most important element of the bank's success in the first quarter of 2006 was that net fee income increased by 18.7 per cent to EUR72.9 million compared to the same period in 2005. Significant revenue growth was also achieved in foreign exchange and derivatives. Higher revenue commissions in the securities business and in asset management led to an increase in the bank's fee income from securities. Net interest income remains strong at EUR16.8 million in the first quarter of 2006 compared to EUR16.5million in the first quarter of 2005. Interest income from financial investments decreased because of maturing high-yield bonds which were partially replaced by lower yielding securities. This was compensated for by higher deposit volumes, especially from our institutional clients, which were mostly invested in the interbank market.

Compared to the first quarter of 2005, trading profit has more than doubled in the first quarter of 2006 from EUR16.4 million to EUR36.7 million. This encouraging trend was driven by the equity and equity-/index-certificates business, which once again delivered the highest contribution to result. This result was also driven by the fixed-income and fixed-income-derivatives business.

The bank continued its conservative attitude toward the assessment of credit risk on new exposures and this, combined with effective risk management of existing credit relationships, led to an encouraging performance in risk provision for the credit business. Provisions dropped to EUR0.1 million during the first quarter of 2006 compared to EUR0.7 million in the same period of 2005.

Due to higher performance-related remuneration, salaries and wages increased notably in the first quarter of 2006, even when taking into account the partial decline caused by the shift of staff to our subsidiary for securities services - International Transaction Services GmbH. This unit was founded in 2005. Other administrative expenses have increased, largely due to higher IT costs, as the bank pursued its successful growth strategy. On the other hand, depreciation has decreased due to the sale of the securities service platform GEOS to ITS. Overall, these effects led to a decrease in the bank's cost income ratio from
68.9 per cent during the first quarter of 2005 to 57.5 per cent in the first quarter of 2006.

The managing partners remain optimistic about the bank's performance in 2006. Successful acquisition of new customers has broadened and steadied the revenue base, a phenomenon which is most evident in the increase of net fee income in the first quarter of 2006. However, net fee income and, especially, trading profits remain highly dependent on the continued strength of capital markets. Nevertheless, the managing partners continue to pursue the goal of increasing significantly the bank's operating profit during 2006.

Duesseldorf, May 2006


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15th May, 2006